

Mail Stop 4720

February 3, 2017

Via E-mail
Mr. Robert W. Cleveland
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

Re: Hamilton Lane Incorporated
Registration Statement on Form S-1
Filed February 1, 2017
File No. 333-215846

Dear Mr. Cleveland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2017 letter.

Risk Factors

Risks Related to Our Organizational Structure and This Offering, page 43

1.   We note your response to comment 5. Please add a risk factor to address the risk that the occurrence of a "Sunset Event" would lead to a change in control that would trigger an "assignment" of your advisory contracts under the Investment Advisers Act of 1940.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Kimberly K. Rubel, Esq.